PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED
2009 MAR 25 A 7:44

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

6 March 2009

[redacted]

09045594

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

26 February	**The Financial Times Launches China Confidential**
26 February	**Modern classic and international bestselling children's book The Very Hungry Caterpillar celebrates its 40th anniversary on March 20th**
2 March	**Board Change**
2 March	**Pearson 2008 Preliminary Results**
2 March	**Voting Rights and Capital**
4 March	**Directors' Shareholding**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

dlg 3/25

The Financial Times launches China Confidential

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26 February 2009

A Fortnightly Digital Publication Providing Premium Chinese Investment Intelligence

LONDON: 26th February 2009: The Financial Times today announces the launch of China Confidential, a publication dedicated to providing exclusive predictive analysis on China investment themes. China Confidential is a subscription-only fortnightly electronic newsletter and website. The first issue will be available on 5th March 2009 and will be distributed globally.

"China Confidential provides another important digital channel for the Financial Times brand and continues our commitment to exclusive and high quality journalism for niche audiences. The model for this publication is part of our long-term strategy to maximise the returns on our premium content," said John Ridding, CEO, Financial Times.

China Confidential provides predictions and analysis on Chinese investment opportunities, drawing on the extensive experience of its award-winning editor James Kynge and a team of researchers in China and the UK. The publication will be available on a subscription basis, with a number of premium subscription packages available. A dedicated website will also provide readers with additional information and access to raw research.

With access to a database of over a million in the region, China Confidential will be able to conduct in-depth consumer research with the Chinese middle class. The publication will be targeted at analysts, fund managers and researchers in addition to individual investors, consultancies and corporate organisations with an interest in China.

The fortnightly publication will offer in-depth analysis, aggregated research and insight into macro, political and sectorial issues directly relating to China. The publication will include key sections including:

- **Big Call** - A forecast based on in-depth analysis of a key element in China's macro-economic situation or industry theme
- **In Depth** - Investigation into a big issue including new material and insights, culminating in a prediction of short to medium-term outlook
- **Consumer China** - New developments in consumer trends, focussing on areas in which conventional investor wisdom may be wide of the mark
- **Forbidden City** - Look at the latest political economy debates, with predictions on how these may play out in the investment arena
- **The Golden Mean** - For the first time. an aggregate picture on Chinese fund data has been made available in one location on a regular basis

James Kynge, editor of China Confidential said "The Chinese economy continues to boom and FT is dedicated to providing the most in-depth news and analysis for readers

on political and economic developments. This independent publication will give readers premium insight and predictive data analysis, making it one of the most comprehensive publications dedicated to keeping readers informed on the Chinese economy. With a dedicated subscriber-only model we will look to expand our offering in the future, especially on the website."

To find out more about China Confidential please visit www.ftchinaconfidential.com

ENDS

For further information please contact:

Emma Gilpin-Jacobs
Global Director of Communications
T: +44 (0) 207 873 3883
E: emma.gilpin-jacobs@ft.com

Tom Glover
Deputy Director of Communications
T: +44 (0) 20 7775 6840
E: tom.glover@ft.com

Jon Hay-Campbell
T: +44 (0)20 7873 3530
M: +44 (0) 7980 868 031
E: jon.hay-campbell@ft.com

About The Financial Times
The Financial Times, one of the world's leading business news organisations, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 448,523 (ABC figures, November 2008) and a readership of 1.3 million people worldwide. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 7.1 million unique users, generating 72 million page views (ABCe figures, March 2008).

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Modern classic and international bestselling children's book *The Very Hungry Caterpillar* celebrates 40th anniversary on March 20th

26 February 2009

Author and illustrator Eric Carle's Beloved Book marks its 40th birthday on the first day of spring.

March 20, 2009 marks the 40th anniversary of Eric Carle's preschool classic, *The Very Hungry Caterpillar* (Philomel Books; $21.99). Since its publication in 1969, 29 million copies of the book have sold worldwide and it has been published in over 45 languages. That year the book was also named one of the best children's books of the year by *TheNew York Times*, and it has since become a beloved, must-own classic. Today, every 30 seconds, somewhere in the world, a copy of *The Very Hungry Caterpillar* is sold.

To celebrate the anniversary of the little caterpillar that started it all, March 20th has been designated as "The Very Hungry Caterpillar Day." On this first day of spring, teachers, librarians, booksellers, and fans of the book are encouraged to read and celebrate the metamorphosis of this eager, insatiable caterpillar, whose mystical transformation has entertained and enchanted generation after generation of young readers. The Penguin Young Readers Group is also urging children across the country to send birthday cards to the iconic character.

"When *The Very Hungry Caterpillar* burst onto the scene in 1969, children instantly took to it. Was it the color? The texture? The littlest creature who turned into a beautiful butterfly? The fascinating die-cut holes in the pieces of food? Whatever it was, it was pure magic for children. Somehow the book seemed to be created by one of their own, just for them. The word 'classical' is bandied about by publishers, but *The Very Hungry Caterpillar* is a genuine classic -- for its art, its idea and spirit, and for its dear creator, too," said Patricia Gauch, editor-at-large of Philomel Books, and Mr. Carle's editor for over 23 years.

Eric Carle worked as a graphic designer at *The New York Times* and then as an art director at an advertising agency, where he was approached by educator and author Bill Martin Jr. to illustrate *Brown Bear, Brown Bear, What Do You See?* Soon after, Eric began creating his own stories: his first solo project was *1,2,3 to the Zoo*. He followed this with *The Very Hungry Caterpillar*.

Eric Carle commented, "I am delighted that for 40 years readers all over the world have enjoyed *The Very Hungry Caterpillar*, a story idea that came to me while I absentmindedly punched holes into a stack of papers. The story to me is one of hope, of how a small, defenseless creature can grow and change and ultimately spread its wings and fly. I hope *The Very Hungry Caterpillar* will continue to be enjoyed by children and parents, teachers and grandparents, and that its hopeful message will be remembered for many years to come."

The secret of Eric Carle's appeal lies in his intuitive understanding of and respect for children. Eric Carle's name has become synonymous with child education. A

vast assortment of The World of Eric Carle merchandise licensed through Chorion -- including puzzles, board games, and toys based on his beloved characters -- take the educational benefits of Eric's ingenuity and artwork off the page.

In 2002, The Eric Carle Museum of Picture Book Art opened in Amherst, Massachusetts, which exhibits the joyous artistry of nationally and internationally known picture book artists. The first of its kind in the United States, Eric and Barbara Carle co-founded the museum after seeing many picture book art museums while visiting Japan. Since opening, the 40,000 square foot museum has welcomed more than 300,000 visitors.

This year, to celebrate both the anniversary of *The Very Hungry Caterpillar* and Eric Carle's 80th birthday, the museum will host an exhibit celebrating all of Eric's art February 10, 2009 through August 2009.

Philomel Books will mark this milestone with a special edition of the story, *The Very Hungry CaterpillarPop-Up Book* (Hardcover/Pop-up Book; On Sale March 10, 2009; $29.99; 14 pages; Ages 3 up/PreS up), which will feature Eric's original illustrations in glorious three-dimensional form.

About the Author
Eric Carle (www.eric-carle.com) has illustrated more than seventy books, many best sellers, most of which he also wrote. To date, more than 88 million copies of his books have sold around the world. Eric Carle divides his time between the Florida Keys and the mountains of North Carolina. Visit (www.carlemuseum.org) to find out more about the Eric Carle Museum of Picture Book Art in Amherst, MA.

About Penguin
Penguin Group (USA) is the U.S. affiliate of the internationally renowned Penguin Group. Penguin Group (USA) is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks including Philomel Books, Berkley Books, Dutton, Frederick Warne, G. P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Plume, Puffin Books, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson (FTSE: PSON; NYSE: PSO). Pearson is an international media company with market leading businesses in education, business information and consumer publishing.

For more information about this or other Penguin Young Readers Group books, go to www.penguin.com/youngreaders.

About Chorion
Chorion is a leading provider of quality family entertainment for the global marketplace. Chorion brings a combination of brand management savvy and creative vision to the development of literary copyrights across all media. Chorion's portfolio includes classic children's brands such as Mr. Men and Little Miss, Beatrix Potter, Paddington, Noddy, OLIVIA, and The World of Eric Carle as well as art and lifestyle brands such as Country Diary.

Chorion also owns and manages the literary works of Agatha Christie, Raymond Chandler and Georges Simenon, among others.

Chorion has offices in London, New York, Tokyo and Sydney. For more information, please visit www.chorion.co.uk.

Shanta Newlin, Director of Publicity, Penguin +1-212-414-3630, Shanta.newlin@us.penguingroup.com, or Sara Zick, Senior Publicist, +1-212-414-3561, Sara.zick@us.penguingroup.com

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Board Change
02 March 2009

Pearson announces that Sir David Bell, an executive director, will step down from the board at the company's annual general meeting on 1 May 2009 and retire from Pearson at the end of this year, after working to ensure a smooth transition to his successor.

David Bell has been Pearson's Director for People, responsible for the recruitment, development and reward of Pearson's 34,000 people around the world, since July 1998. He joined Pearson in 1970 as a trainee journalist at the *Oxford Mail and Times*, part of Westminster Press. He then spent 24 years at the *Financial Times* in various roles including Washington Correspondent, Features Editor, Managing Editor, Advertising Director, Chief Executive and finally Chairman since 1996. He joined the Pearson Board in March 1996 and received his knighthood for services to business, the arts and charities including Crisis, the International Youth Foundation and the Millennium Bridge Trust.

Pearson's new Director for People will be Robin Baliszewski, President of Pearson's Health Science and Career publishing division since 2000. She joined Prentice Hall in 1982 and has held a range of sales, editorial, publishing, marketing and leadership roles in Pearson's North American education companies.

Marjorie Scardino, Pearson's chief executive, said:

"David has played an enormous role in defining the company that Pearson aspires to be today: commercially successful, editorially courageous, socially responsible. He is passionate about the craft of publishing and the social function of business, and has helped hordes of people make progress in their careers and in their lives."

"Robin is an experienced and highly accomplished editor, publisher, salesperson and leader who has been instrumental in the success of one of our most innovative and fast-growing divisions. She shares our deep commitment to the development of talent and to making Pearson a stimulating and rewarding place to work. I'm very happy to welcome her to our senior team."

ENDS

For more information:

Luke Swanson/Simon Mays-Smith/Charles Goldsmith
+44 (0)20 7010 2310

Pearson 2008 Preliminary Results

02 March 2009

On Monday 2 March Pearson announced its full year results for 2008.

Read the press release

Download the full press release and financials in PDF format.

At 0900 GMT Marjorie Scardino and Robin Freestone held a presentation for analysts and institutional shareholders.

Listen to a replay of the presentation

Download slides from the presentation

Click here to watch video interviews with Marjorie Scardino, CEO and Robin Freestone, CFO.

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Pearson 2008 Preliminary Results (HTML)
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Pearson 2008 Preliminary Results

02 March 2009

PEARSON 2008 PRELIMINARY RESULTS (unaudited)

Sustained growth and record results.

- Sales up 8% at constant exchange rates to £4,811m (2007: £4,162) and adjusted operating profit up 11% to £762m (2007: £619m) with margins up to 15.8% (2007: 14.9%);
- Adjusted earnings per share up to 57.7p (2007: 46.7p), headline growth of 24%;
- Free cash flow up to £631m, or 79.2p per share (2007: £407m/ 51.1p), headline growth of 55%;
- Dividend raised 7% to 33.8p.

Robust performance in tough markets.

- Education profits up 11% to £474m with substantial growth in US Higher Education and International more than offsetting weak market conditions for US School publishing;
- FT Group profits up 13% to £195m as growth of digital and subscription businesses and strong demand for premium content exceed decline in advertising revenues;
- Penguin profits up 4% to £93m with double digit margins and strong competitive performance in a tough retail market.

Marjorie Scardino, chief executive, said:

"Over the past five years, Pearson has produced steadily rising sales, profits, earnings, cash and returns. We are particularly pleased to have continued that record in 2008 in the face of a sharp economic downturn. This is the result of steady investment and execution of our strategy over the long-term. We don't expect economic conditions to improve any time soon, but we do expect our company to remain hardy and aggressive. We'll continue to press our advantage in technology, services and international reach because our competitive positions are strong and we see many opportunities to build our business and gain share in these turbulent times."

£ Millions	2008	2007	Headline growth	CER growth	Underlying growth
Business performance					
Sales	4,811	4,162	16%	8%	3%
Adjusted operating profit	762	619	23%	11%	5%
Adjusted profit before tax	674	549	23%		
Adjusted earnings per share	57.7p	46.7p	24%		
Operating cash flow	796	684	16%		
Total free cash flow	631	407	55%		
Total free cash flow per share	79.2p	51.1p	55%		

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Return on invested capital	9.2%	8.9%	0.3% pt
Net Debt	1,460	973	(50)%
Statutory results			
Sales	4,811	4,162	16%
Operating profit	676	574	18%
Profit before tax	585	468	25%
Basic earnings per share - continuing	47.9p	39.0p	23%
Cash generated from operations	894	659	36%
Dividend per share	33.8p	31.6p	7%

Throughout this announcement growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes 2, 3, 5, 7, 16 and 17 to the attached condensed financial statements. Profits are quoted on a continuing basis unless otherwise stated.

2008 OVERVIEW

In 2008, Pearson's sales increased 8% at constant exchange rates to £4.8bn and adjusted operating profit 11% to a record £762m. Every part of the company contributed to the growth, with adjusted operating profit at Penguin up 4%, at Pearson Education up 11% and at the FT Group up 13%. Adjusted earnings per share were 57.7p, up 24% on a headline basis.

Portfolio changes and currency movements had a significant impact on reported results in 2008. The net effect of acquisitions and disposals was to add £199m to sales and £35m to operating profit, primarily in our education business, where we integrated the testing and international parts of Harcourt, acquired from Reed Elsevier. We also expensed significant integration charges related to the acquisition, which are included in our operating results. Currency movements added £320m to sales and £76m to operating profit. This was largely the result of the strengthening of the US dollar against sterling over the course of the year although the strength of other currencies against sterling also contributed. We generated approximately 60% of our sales and profits in US dollars.

Operating cash flow increased by £112m to £796m (headline growth of 16%) and total free cash flow by £224m to £631m, or 79.2p per share (headline growth of 55%). Cash conversion was once again strong at 104% of operating profit, assisted by exchange rates. Over the past five years, the proportion of our profits converted to cash has averaged more than 100%. Our ratio of average working capital to sales improved by a further 0.1% points after removing portfolio effects.

Our tax rate in 2008 was 26.4%, the same as in 2007.

Our return on average invested capital** showed a headline increase of 0.3% points (to 9.2%).

Statutory results show an increase of £102m in operating

profit to £676m (£574m in 2007). Basic earnings per share for continuing businesses were 47.9p in 2008 against 39.0p in 2007.

Net debt was £487m higher at £1,460m (from £973m in 2007). Cash flow was strong, but our net debt was higher with the impact of acquisitions and disposals (net impact of £285m) and the year-end strength of the dollar on our largely dollar-denominated debt (net impact of £410m). Since 2000, Pearson's net debt/ EBITDA ratio has fallen from 3.9x to 1.7x and our interest cover has increased from 3.1x to 8.7x.

Dividend. The board is proposing a dividend increase of 7% to 33.8p. Subject to shareholder approval, 2008 will be Pearson's 17th straight year of increasing our dividend above the rate of inflation. Over the past five years we have increased our dividend at a compound annual rate of 7%. Our dividend cover is now 1.7x.

Our financial goals. Pearson's three key financial measures are adjusted earnings per share, operating cash flow and return on average invested capital. We use these measures to gauge performance and to align our plans and targets with the interests of shareholders. Our five-year record on these goals is:

	2004	2005	2006	2007	2008
Adjusted earning per share	27.5p*	34.1p*	43.1p	46.7p	57.7p
Operating cash flow	£418m	£570m	£575m	£684m	£796m
Return on invested capital**	6.3%	7.3%	8.1%	8.9%	9.2%

** As reported (before restatement for tax deductibility of goodwill amortisation).*
*** Using average invested capital and cash tax paid.*

OUTLOOK

Pearson achieved a strong performance in 2008 against the backdrop of a sharp deterioration in the global economy. Though the company performed well, market conditions became more difficult for some of our businesses as the year went on.

In the fourth quarter, trading momentum remained strong for our education business. The Financial Times Group continued to achieve good growth - in particular at Interactive Data and Mergermarket - but FT Publishing saw a decline in advertising revenues (which now account for 4% of Pearson's sales). Consumer publishing markets in the US and the UK were challenging, but Penguin performed well in the key holiday selling season.

We are planning on the basis that the tough market conditions that we saw for some of our businesses towards the end of 2008 are likely to persist throughout 2009. We expect to benefit from a range of early actions to revise products and supply lines, reduce costs and sustain investment. Based on current exchange rates and market conditions, we would expect to achieve full-year adjusted earnings at or above the 2008 level of 57.7p per share.

In **Education**, we are planning for weak conditions in the

US School publishing market but expect continued growth in our testing, Higher Education and International Education businesses. We expect the new US administration's emphasis on education, reflected in both the economic stimulus package and the focus on reform, to provide a significant boost to education institutions. The extent and timing of the impact on our business is unclear at this stage, so we have not included these factors in our guidance.

At the **FT Group**, we anticipate continued strong demand for high-quality analysis of global business, finance, politics and economics; a tough year for advertising; strong renewal rates in our subscription businesses; and continued growth at Interactive Data.

At **Penguin**, we expect another competitive performance in challenging trading conditions for book publishers and booksellers.

Interest and tax. In 2009, we expect our interest charge to adjusted earnings to be higher than 2008 reflecting the impact of the recent strength of the dollar on our largely US dollar-denominated debt and the pensions-related credit to interest becoming a debit in 2009. Our P&L tax charge is likely to be in the 26% to 28% range and we now expect our cash tax rate to stay close to 2008 levels.

Exchange rates. Pearson generates approximately 60% of its sales in the US, and each five cent change in the average £:$ exchange rate for the full year (which in 2008 was £1:$1.85) would have an impact of approximately 1p on adjusted earnings per share

For more information:
Luke Swanson / Simon Mays-Smith/ Charles Goldsmith
+ 44 (0) 20 7010 2310

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (GMT) and available for replay from 12.00 (GMT) via www.pearson.com.

A video interview with Marjorie Scardino and Robin Freestone is available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this Preliminary Statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside

Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

BUSINESS PERFORMANCE

£ Millions	2008	2007	Headline growth	CER growth	Underlying growth
Sales					
North American Education	**2,002**	1,667	20%	11%	3%
International Education	**866**	735	18%	11%	2%
Professional	**244**	226	8%	1%	1%
Pearson Education	**3,112**	2,628	18%	10%	2%
FT Publishing	**390**	344	13%	9%	4%
Interactive Data	**406**	344	18%	10%	9%
FT Group	**796**	688	16%	9%	7%
Penguin	**903**	846	7%	0%	3%
Total	**4,811**	4,162	16%	8%	3%
Adjusted operating profit					
North American Education	**303**	273	11%	5%	(2)%
International Education	**135**	92	47%	26%	16%
Professional	**36**	27	33%	26%	26%
Pearson Education	**474**	392	21%	11%	4%
FT Publishing	**74**	56	32%	9%	0%
Interactive Data	**121**	97	25%	15%	13%
FT Group	**195**	153	27%	13%	8%
Penguin	**93**	74	26%	4%	4%
Total	**762**	619	23%	11%	5%
Discountinued	-	15			
Total	**762**	634			

NORTH AMERICAN EDUCATION

£ millions	2008	2007	Headline growth	CER growth	Underlying growth
Sales	**2,002**	1,667	20%	11%	3%
Adjusted operating profit	**303**	273	11%	5%	(2)%

North American Education is Pearson's largest business, with 2008 sales of £2bn and operating profit of £303m. Over the past five years, it has increased sales at a compound annual growth rate of 10% and profits at a rate of 9%.

Raising student achievement has long been a key priority across the political spectrum in the US. Though the current economic climate has placed considerable pressure on state and local tax receipts - and therefore education funding - spending on educational materials has historically proved relatively resilient. In addition, the new

administration's economic stimulus package contains a range of measures to support state funding and education reform.

The education publishing industry is going through a period of significant change driven by the demand for high educational standards and accountability, the shift from print to digital products and a rapidly changing competitive environment.

Our business serves educators and students from early education through elementary, middle and high schools and into higher education with a wide range of products and services: curriculum textbooks and other learning materials; student assessments and testing services; and educational technologies. Pearson has a leading position in each of these areas and a distinctive strategy of connecting those parts to support institutions and personalise learning. In 2008 we began to integrate our North American School and Higher Education companies, which we believe will bring significant opportunities to develop growth businesses, to share investments and technologies and to gain further efficiencies.

Highlights in 2008 include:

School Curriculum

- **The US School publishing market declined 4.4% in 2008, according to the Association of American Publishers. State budget pressures caused particular industry-wide weakness in the supplementary publishing segment and the open territories.**
- **Pearson took an estimated 28% share of the total new adoption market, and 31% of the adoptions competed for. Pearson participated in approximately 92% of the total new adoption market, down from approximately 95% in 2007.**
- **Pearson launched enVisionMATH (www.envisionmath.com), an integrated print-and-digital elementary mathematics programme (and the next generation of the innovative and highly successful California social studies programme). enVisionMATH helped Pearson to a market-leading 38% share of all maths adoptions, including 50% in Texas, and sold strongly across the open territories.**
- **Miller-Levine Biology and enVisionMATH programmes were also successfully launched for the 2009 adoption campaign.**
- The Association of Educational Publishers honoured two Pearson products, enVisionMATH and Longman English Interactive Online Level 2 (www.longmanenglishinteractive.com), as the year's "most outstanding" materials in the field of teaching and learning.
- Three Pearson products were named America's best educational software products in the Software & Information Industry Association's 23rd Annual CODiE Awards. KnowledgeBox was named Best MultiMedia Solution, Waterford Early Learning won the Best Course/Classroom Management award, and Waterford Early Learning - Math and Science was named Best Science Instructional Solution.
- The U.S. Department of Defense awarded Pearson a five-year contract to provide elementary-school

reading programmes, including Pearson's *Reading Street*, for its schools around the world.
- Pearson created a new Educator Development Group, which brings together the company's leading teacher-centered businesses across North America, to support teachers at every level from preparation at the college level through to professional development and advanced degrees.

Assessment and Information
- The integration of Harcourt Assessment progressed well with strong performances in state testing, catalogue tests and clinical assessments.
- Our market-leading State Assessments division continued to gain share, winning more than half of contracts competed for by value. Pearson now provides major state-wide testing services to 30 states.
- We continue to be a leader in online testing with over 3.8 million secure tests delivered across 13 states during the year, up from 2.5 million in 2007.
- Our National Assessments division benefited from new long-term contracts including The American Diploma Project (a three-year contract to deliver Algebra II exams to a consortium of fifteen states); the College Board's Accuplacer programme (a seven-year contract to deliver computer-adaptive reading, writing and maths test to assess college readiness); and The National Board for Professional Teaching Standards (a five-year contract to develop, administer and score its National Board Certification programme for accomplished teachers, covering 25 certificate areas).
- We extended our leading position in teacher certification boosted by contract renewals in California (for three years), Oklahoma (six years), and New Mexico (four years). We also won a two-year contract to manage California's certification testing for teachers of English as a foreign language.
- Clinical Assessments, which provides a wide range of assessments of personality, behaviour, ability, achievement, speech and language, and career interest, benefited from the strong growth of our AimsWeb data management and progress monitoring service for the Response to Intervention (RTI) market (which monitors children who are having difficulty learning) and the publication of WAIS-IV and MMPI-RF, new editions of the key products for assessing intelligence and personality.
- Major contract wins in Student Information Systems included South Carolina (709,000 students), Dallas (165,000 students) and Baltimore (83,000 students).
- Our new Edustructures business, which provides interoperable systems to support data collection and reporting between school districts and state governments, continued to win contracts with State Education Agencies. It successfully implemented proof-of-concept projects in Kansas and Alaska and expanded projects in Virginia, South Carolina and Wyoming.

Higher Education
- The US Higher Education publishing market grew

3.6% in 2008, according to the Association of American Publishers. The industry benefited from healthy enrolments, even in tougher economic conditions, and federal government action to support student funding. We continued to see strong demand for instructional materials that are enhanced by technology and customisation.

- Pearson grew faster than the industry and outperformed the market for the tenth straight year.
- We continued to invest in established and new author franchises, such as Campbell & Reece's *Biology*; Tro's *Chemistry*; Lilienfeld, Lynn, Namy & Woolf's *Psychology*; and Wysocki & Lynch's *DK Handbook*.
- Pearson's 'MyLab' digital learning, homework and assessment programmes grew strongly and now span the curriculum. Our MyLab products were used by more than 4.3m students globally, with student registrations 48% higher than in 2007. Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and institutional productivity (www.mymathlab.com/makingthegrade_v3.pdf).
- Custom Solutions grew strongly, expanding beyond custom textbooks to educational solutions including on-demand authoring of original content; customised technology; and on-demand curriculum, assessments and courseware.
- **Pearson formed new strategic partnerships to provide materials and online learning services to educational institutions. These included Rio Salado College in Arizona, which has 450 online classes and 48,000 students; the Colorado Community College system, to provide digital textbooks for 17 courses; and Louisiana Community & Technical College System, to provide students with a customised online learning programme across 47 campuses through the combination of custom textbooks, eCollege and MyLabs.**
- **eCollege, Pearson's platform for fully-online distance learning in higher education, increased enrolments by 34% to 2.5m and benefited from continued strong renewal rates. It achieved good new business performance in both the US and internationally, including Brazil; deployed its new .Next platform enabling rapid new product development; and sustained investment to drive growth in** International and K-12 markets.
- Pearson achieved strong growth in publishing and related services for students in workplace and vocational education. We launched new partnerships with the National Restaurant Association's leading food safety programme, ServSafe, and the International Fire Service Training Association (IFSTA) fire training programme.

INTERNATIONAL EDUCATION

£ millions	**2008**	2007	Headline growth	CER growth	Underlying growth
Sales	**866**	735	18%	11%	2%
Adjusted operating profit	**135**	92	47%	26%	16%

Pearson is the world leader in education publishing and related services outside North America. Over the past five years, this has been Pearson's fastest-growing business, increasing sales at a headline compound annual growth rate of 16% (from £484m in 2004 to £866m in 2008) and operating profit five-fold (from £27m in 2004 to £135m in 2008). The business has achieved strong organic growth and successfully integrated a number of acquisitions including Edexcel, Harcourt International and PBM.

Looking ahead, we expect our International Education businesses to continue to benefit from a series of powerful growth trends: increasing public and private spending on education; growing participation rates in elementary, secondary and higher education; the demand for assessment to provide measures of achievement; the growing technology infrastructure in educational institutions; and the rise of English and other international languages.

In 2008, we made good progress on our strategic goals, extending our strong position in English language learning and educational technology, developing services for measuring and certifying student progress, and providing integrated solutions to help educational institutions achieve their goals. We also expanded our product range and geographic presence through the acquisitions of Harcourt International and Fronter. Sales increased by 11% to £866m and profits by 26% to £135m at constant exchange rates. Headline profit growth of 47% also benefited from some transactional foreign exchange gains.

Highlights included:

Europe

- In the UK, Edexcel received over 1.3 million registrations for vocational assessment which, when combined with more than 2.1 million registrations for general qualifications, made it one of the UK's largest assessment organisations. Edexcel marked 4.3m 'A'-level and GCSE scripts on screen, representing 88% of all student work marked by Edexcel examiners.
- Edexcel was awarded the contract to administer the 2009 National Curriculum Tests for Key Stage 2 by the UK Qualifications and Curriculum Authority.
- Edexcel made a significant investment in supporting the growth of academic and vocational qualifications both in the UK and internationally. These included the UK's new Diploma qualification for 14-19 year-olds; the IGCSE qualifications to meet the needs of International schools and colleges; and BTEC, Edexcel's flagship vocational qualification. In schools, BTEC registrations have grown from about 70,000 to 250,000 in the last two years.
- 'MyLab' digital learning, homework and assessment programmes were used internationally by more than 237,000 students, up 82% on 2007, and are now sold in more than 65 countries worldwide. MyLabs and Mastering Physics, two of Pearson's online education programmes, continued to win international adoptions, increasingly with localised versions for individual markets.
- Our UK school publishing business grew ahead of

the market with the successful integration of Harcourt International. This was driven by curriculum reform and market share gains in the secondary market, helped by strong publishing, innovative technology and integrated assessment for learning.
- The combination of Pearson content, customisation capabilities and technology supports strong performance in Higher Education and ELT across European markets including France, Benelux and Central & Eastern Europe.
- Pearson announced the acquisition of Fronter, a learning platform (also known as a Learning Management System or 'LMS') which provides easy-to-use tools for secure online education and collaboration. The Fronter platform enables students to learn whenever and wherever they choose; review their personal study plan; submit assignments; communicate with teachers, peers and parents; and study on their own or in a group. Teachers use the platform to create, store and repurpose learning resources and coursework which their students access online. The platform includes more than 80 tools for teachers and students and is highly customisable in terms of functionality, design and language.

Africa and the Middle East
- **Pearson won a contract to deliver the Abu Dhabi Education Council's external assessment programme over three years starting in 2009. The tests cover English, Arabic, mathematics and science for students in grades 3 to 11.**
- **Pearson worked with Jordan's Ministry of Education to build a test development system which has been enhanced to support the creation of test items and tests in Arabic, replacing a paper-based system.**
- **Pearson announced its intention to increase its ownership in Maskew Miller Longman in South Africa and bring together its education companies in the region into a new organisation, Pearson Southern Africa (85% owned by Pearson). The creation of Pearson Southern Africa will help Pearson deploy its global resources throughout the region, and better support students and teachers in such critical areas as assessment, teacher development and professional and vocational learning.**
- Pearson announced the acquisition of an additional 22% stake in Longman Nigeria, the leading educational publisher in Africa's most populous country, taking our ownership to a controlling 51% stake. The business performed strongly in 2008 supported by an order for two million textbooks for mathematics and English by the states of Lagos and Bauchi.

Asia and Pacific
- The New York Institute of Finance (NYIF) opened a Beijing office under the name of Pearson Financial Consulting to educate and train China's financial and business professionals through classes, in-company courses and monthly financial forums.
- In India, Pearson saw rapid sales growth underpinned by strong local publishing of titles

including Macroeconomics by Errol D'Sousa of IIM Ahmedabad and Upinder Singh's book on Ancient and Medieval Indian History. Two books published by Pearson Education won the first and third prize in the Delhi Management Association's DMA-NTPC Awards.

- In Thailand, Pearson secured its largest adoption of MyITLab outside North America at Sripatum University accompanied by the Go! Office 2007 series of textbooks.
- Pearson was named Secondary Publisher of the Year 2008 at the Australian Awards for Excellence in Educational Publishing, based on factors including the quality of products, accuracy of information, quality of customer service, innovation of products and services, and prompt delivery of products. Successful and rapid Integration of Harcourt International. Good growth in higher education was supported by strong take-up of MyLab and Mastering products.
- In China, Pearson acquired two chains of private English-language schools. "Learning" provides instruction for children aged five through 12, principally in Shanghai. Dell English offers English-language training to students typically between ages 15 and 35, principally in Beijing.

Latin America

- **Rapid growth in Mexico, Pearson's largest market in the region, with particularly strong growth in custom publishing. In English Language Teaching, we won an integrated custom publishing, academic support and services solutions contract with CONALEP, the national vocational/technical secondary programme. We developed a custom publishing programme for a leading test prep academy, CONAMAT, which included *Simplified Mathematics*, the best selling title of the programme, selling over 20,000 units.**
- **In Panama, the Ministry of Education adopted Prentice Hall Virtual Labs and Lab Manuals for Chemistry and Biology for 75,000 high school students.**
- **In Brazil, which has Latin America's largest and fastest-growing university population, Pearson provided custom publishing services to five leading universities in business, math, science, engineering and several other fields.**
- Growing Government tenders business in Maths and Science including the success of a new local math series for middle schools in Mexico and the adoption of two levels of our primary Science programme in Chile, adapted from our US Scott Foresman 5th/6th Grade programme to support local curriculum standards in Spanish.
- Strong growth of English Language Teaching materials across Latin America underpinned by performance in Mexico, Argentina, Colombia, Peru and Central America.

PROFESSIONAL

£ millions	2008	2007	Headline growth	CER growth	Underlying growth
Sales	**244**	226	8%	1%	1%

Adjusted operating profit	**36**	27	33%	26%	26%

Note: excludes Data Management (Scanners).

Our Professional education business is focused on publishing and other learning programmes for professionals in business and technology, and on testing and certifying adults to become professionals.

Over the past five years, we have increased sales in this division at a compound annual rate of 11% in constant currencies and operating profit from a loss of £5m in 2004 to a profit of £36m in 2008. Over that period, we significantly re-oriented our professional publishing businesses towards long-term growth markets and built professional testing into a profitable industry leader. We see good growth for these businesses, which will benefit from rising demand for work-related skills and qualifications in both developed and developing markets; and from close connections with professional content and customers in other parts of Pearson.

Professional testing & certification

- Approximately six million secure online tests delivered in more than 4,000 test centres worldwide in 2008, an increase of 2% over 2007.
- Registration volumes for the Graduate Management Admissions Council test rose 12% worldwide in 2008, including a 22% increase outside the US.
- New business included contracts to provide certification exams for the Health Authority Abu Dhabi, end of course exams for Maryland University College, certification exams for the Institute of Supply Management, the development and administration of tests for the Colorado Office of Barber and Cosmetology Licensure and an exclusive contract with Adobe.
- Renewals included contracts with the Georgia Insurance Licensing Board, the Virginia Board of Nursing, the Law National Admissions Consortium, Measurement Research Associates Inc., and the Kentucky Real Estate Commission.
- Pearson VUE introduced several security enhancements to its high-stakes testing, including implementation of palm vein recognition technology, a non-intrusive identification system, and of digital watermarking of exam data.
- Pearson VUE announced the transition of The Institute of Internal Auditors certification exam, the Certified Internal Auditor, from paper-and-pencil to computer-based test delivery. The Certified Internal Auditor designation is the only globally accepted certification for internal auditors and will be delivered in English, Japanese, French, Spanish and Italian.
- Pearson VUE agreed a partnership with NIIT Ltd. of India to expand Pearson VUE's certification network in India, extending a range of tests for students throughout the country. In a first phase, Pearson VUE and NIIT will set up testing facilities in Bangalore, Chennai, New Delhi, Hyderabad and Pune.

Professional publishing

- Scott Kelby, an author at our technology imprint Peachpit, was the top-selling author of computer books in the US for the fifth consecutive year with titles such as The *iPhone Book, Mac OS X Leopard Book* and *The Adobe CS4 Book for Digital Photographers*.
- *The iPhone Developer's Cookbook* by Erica Sadun, initially published online as a DRM-free eBook, became the #1 computer eBook for Amazon Kindle and the #1 book on Safari. When published in print form, it became the #1 Computers & Internet Book on Amazon.
- Created nearly 200 video based educational lessons (230 hours of video) including Aarron Walter's *SEO And Beyond*, and Deitel & Associates' *C# 2008 Fundamentals I and II* and built new distribution channels for video via our web sites, and via Safari Books Online.
- Pearson developed a new iterative publishing programme called Rough Cuts which allows authors and customers to interact ahead of publication, building awareness and capturing customer contributions. Almost 25% of the print books published in 2008 entered the Rough Cuts programme, benefiting from comments prior to print publication.
- Strong growth of eBooks, videos and other digital assets sold directly (via our websites and our joint-venture, Safari Books Online) and through other digital retail outlets (such as the Amazon Kindle and Sony eReader).
- Sales of English and local language technology books saw good growth in international markets including the Middle East, South Africa, India and South America with best-sellers including *CCNA Exam Certification Library* by Wendell Odom, *Presentation Zen* by Garr Reynolds and *Effective Java 2E* by Josh Bloch.
- Titles by Pearson's business imprints, including FT Press and Wharton School Publishing, included *Financial Shock* by Mark Zandi, Chief Economist at Moody's and an advisor to the White House, on the causes of credit crunch with particular emphasis on the sub-prime mortgage market.

FINANCIAL TIMES GROUP

£ millions	**2008**	2007	Headline growth	CER growth	Underlying growth
Sales					
FT Publishing	**390**	344	13%	9%	4%
Interactive Data	**406**	344	18%	10%	9%
Total	***796***	*688*	*16%*	*9%*	*7%*
Adjusted operating profit					
FT Publishing	**74**	56	32%	9%	0%
Interactive Data	**121**	97	25%	15%	13%
Total	***195***	*153*	*27%*	*13%*	*8%*

Note: excludes Les Echos, sold in December 2007.

The FT Group is a leading provider of essential information

in attractive niches of the global business information market. These include insight and analysis through the *Financial Times*, FT.com and *The Economist*, and intelligence, valuations and indices through Mergermarket, FTSE and Interactive Data.

In recent years, the FT Group has significantly shifted its business towards digital and subscription revenues. We have sold our largely print and advertising-based national media companies (Recoletos in Spain, Les Echos in France, FT Deutschland in Germany); acquired digital businesses with international opportunities (Mergermarket, Exec-Appointments.com, Money-Media); and invested steadily in our global and digital businesses including the *Financial Times*, FT.com and Interactive Data.

As a result of this strategy, in 2008 digital services accounted for 67% of FT Group revenues, up from 28% in 2000; and in 2008 advertising accounted for 25% of FT Group revenues, down from 52% in 2000. On a continuing business basis, FT Group sales have increased at a headline compound average growth rate of 12% (from £504m in 2004 to £796m in 2008) and profits by 32% (from £65m to £195m).

Looking ahead, we believe that the FT Group's premium and global positions, combined with our digital and subscription businesses, put us in a good position to weather tougher economic conditions.

FT Publishing

- **FT Publishing benefited from shift towards subscription and service-based revenues. FT Publishing sales up 9% and operating profit up 9% to £74m (£56m in 2007) despite a tough advertising market, particularly in the fourth quarter.**
- ***Financial Times* maintained worldwide newspaper circulation at approximately 435,000 (434,196 average for the June-December ABC period) and won both major UK press awards: Newspaper of the Year at the 2008 British Press Awards and Newspaper Awards. In the UK National Readership Survey, readership rose more than 16% to 418,000.**
- **FT circulation revenues up 16% as investment in content and demand for high-quality analysis of the global financial crisis support increase in pricing and quality of circulation.**
- FT Publishing advertising revenues declined 3%, with a weak advertising market in the fourth quarter as financial institutions, technology companies and recruiters reduced their marketing investment. In 2008, we took a series of actions to reduce costs and prepare for more difficult trading conditions in 2009.
- FT.com benefited from its launch of an innovative new access model involving registration for access to more than three articles per month. Subscribers grew 9%, to 109,609, and registered users increased more than five-fold from approximately 150,000 at the end of 2007 to 966,000 at the end of 2008.
- The Financial Times continued to invest in international expansion and fast-growing markets. It launched a new edition for the Middle East, and *Rui*,

a lifestyle and wealth-management magazine for China's fast-growing business elite.

- The FT acquired Money-Media, which provides online news and commentary for the fund-management industry. Money-Media rolled out Ignites Europe, an online news service for people working with the European cross-border fund industry.
- A strong performance from Mergermarket, benefiting from its digital subscription model, with contract renewal rates of approximately 85%. The Mergermarket and Debtwire products performed particularly well, emphasising that the services remain valuable to customers throughout the cycle.
- Mergermarket launched two new products, Debtwire ABS and Debtwire Restructuring Database, in response to growing levels of distressed asset sales and restructuring funds. It continued to expand and acquire new customers geographically in the US, Europe and Asia, launching its M&A event-driven product - dealReporter - in Russia, Poland, Turkey, the UAE and South Africa. Mergermarket also continued to build its Pharmawire product for financial institutions that support the pharmaceutical industry.
- Mergermarket's conference business - Remark - had a strong year, with significant growth in the number of events, attendees and newsletter publications. It also increased its digital offering in this business through video, podcasts and live webcasts.
- *The Economist*, in which Pearson owns a 50% stake, increased global weekly circulation by 6.4% to 1.39 m (for the July-December 2008 ABC period).
- FTSE, in which Pearson owns a 50% stake, announced several new indices including expansion of the FTSE Environmental Opportunities Index and introduction, in partnership with the Athens Exchange, of the FTSE/ATHEX Liquid Mid Index.

Interactive Data

- Interactive Data continued to benefit from growth trends including: heightened scrutiny around the valuation of securities; increasing regulation; increasing adoption of low latency data for algorithmic trading; and continuing need to differentiate wealth management offerings with bespoke web-based client solutions.
- Pricing and Reference Data continued to generate good growth in North America and Europe. Growth was primarily organic, providing additional services to customers and also benefiting from bolt-on acquisitions, most recently the announced purchase of NDF, a leading provider of securities pricing, reference data and related services to most of the major financial institutions in Japan.
- Real-Time Services saw strong growth in its real-time data feeds business and continued expansion of its Managed Solutions business in the US. Real-Time Services added a number of new market sources in North America and the Middle East. The Managed Solutions business announced that it had doubled the number of clients in the US during the past year to 80.
- Continued investment in expanding the breadth and depth of the data covered and products offered,

including a new alliance to provide complex derivatives and structured products valuation services; and in the capacity of its real-time infrastructure to allow for the anticipated growth in real-time market data volumes.

PENGUIN

£ millions	**2008**	2007	Headline growth	CER growth	Underlying growth
Sales	**903**	846	7%	0%	3%
Adjusted operating profit	**93**	74	26%	4%	4%

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation.

Over the past five years, Penguin's sales have increased at an average rate of 4% and profits at 14% - the result of a plan to generate significant and consistent margin improvement. That plan has four major parts:

1. Investing consistently and in a disciplined way in author and product development;
2. Developing a globally coordinated publishing organisation, benefiting from worldwide scale and rapid rates of growth in literacy, education and demand for books in emerging markets
3. Innovating with digital technologies to provide new reading experiences, new ways to market and sell books, and more efficient means of production, storage and distribution of content;
4. Becoming a more efficient organisation, focusing on margin progression, working capital discipline and cash generation.

In 2008, those initiatives helped Penguin reach its target of double digit margins, even in tough conditions for book publishers and booksellers and after additional bad debt provisions. Headline growth includes the impact of increased transactional foreign exchange gains.

Looking ahead, Penguin's strategy involves further investment in publishing in both established and emerging markets, and in continued digital innovation, as it seeks to build on its strong competitive position and accelerate sales growth.

Strong publishing in all markets; top awards in the US, Australia, Canada and India

- In the US, Penguin had a number one *New York Times* bestseller for 49 weeks of the year, including Patricia Cornwell's *Scarpetta*, Eckhart Tolle's *A New Earth* and Greg Mortenson's *Three Cups of Tea*.
- Penguin authors won the major industry awards. Junot Díaz won The Pulitzer Prize for Fiction and the National Book Critics Circle Award for Fiction for *The Brief Wondrous Life of Oscar Wao*, and Barton Gellman won the Pulitzer Prize for National Reporting.
- In the UK, Penguin had 67 top ten bestsellers versus 52 in 2007, according to BookScan. The #1 bestseller *Devil May Care*, the new James Bond

novel by Sebastian Faulks, was the fastest-selling hardback fiction title in Penguin UK's history and the third-bestselling in the UK in 2008. Other bestsellers included *This Charming Man* by Marian Keyes, *The Beach House* by Jane Green and *Jamie's Ministry of Food* by Jamie Oliver. Penguin UK also published many more paperback originals, including Judith O'Reilly's *A Wife in the North*.

- In Australia, Penguin was named Publisher of the Year at the Australian Book Industry Awards (and won four of the seven awards for individual books), and grew sales ahead of its markets with bestsellers including titles from Australian authors Bryce Courtenay and Tim Winton alongside international authors Marian Keyes and Eckhart Tolle.
- In Canada, Penguin was named Publisher of the Year by the Canadian Booksellers Association and won the 2008 Scotiabank Giller Award for *Through Black Spruce* by Joseph Boyden. Bestsellers included John Ralston Saul, Niall Ferguson, Patricia Cornwell and Clive Cussler.
- In India, Penguin is the largest English Language trade publisher, and continued its strong publishing record with authors such as Shobhaa De, Amitav Ghosh and Nandan Nilekani. It also won the major English language prizes in India's national book awards.
- To capitalise on Penguin's global presence and growth opportunities in international markets, Penguin Launched the Hamish Hamilton literary fiction imprint in Australia and the Allen Lane non-fiction imprint in India.
- In 2009, Penguin will publish major new books including titles by David Plouffe, Barack Obama's campaign manager; Nick Hornby; Sue Grafton; Clive Cussler; Greg Mortenson; LeBron James; Jamie Oliver; Eoin Colfer (with his new addition to Douglas Adams's *Hitchhikers* series); and David Benedictus (with the first authorised Winnie the Pooh sequel).

Leading in digital innovation

- Penguin's eBook publishing and sales expanded significantly in 2008, with nearly five-fold growth in eBook sales in the US. Penguin worldwide now has about 8,500 eBook titles available, more than double the number available in 2007.
- Penguin US launched an Enriched eBook Classics series with Jane Austen's *Pride and Prejudice*, which debuted in the top 10 on the Amazon Kindle bestseller list. The series is now sold via online stores on both Amazon.com and Penguin.com.
- Traffic for all Penguin's web sites increased 37% to 17 million unique users. Penguin US was the first publisher to create an iPhone application for optimal viewing of the Penguin website on mobile devices.
- Penguin in partnership with match.com launched a UK dating website called www.penguindating.co.uk, which received more than 120,000 visits and 1,300 registrations in the first five weeks alone.
- Penguin had great success at the *New Media Age* Effectiveness Awards for www.blogapenguinclassic.com, an online forum where readers blog about many of the best books ever written. Penguin also launched

www.penguin.co.uk/tasters , which allows readers to download and sample the first chapters of all Penguin's latest novels for free.

FINANCIAL REVIEW

Operating result

On a headline basis, sales for the year to 31 December 2008 increased by £649m or 16% from £4,162m in 2007 to £4,811m in 2008 and adjusted operating profit from continuing operations increased by £143m or 23% from £619m in 2007 to £762m in 2008.

On an underlying basis sales grew by 3% and adjusted operating profit by 5%. Our underlying measures exclude the effects of exchange and portfolio changes. In 2008, currency movements increased sales by £320m and adjusted operating profit by £76m while portfolio changes increased sales by £199m and adjusted operating profit by £35m.

Total adjusted operating profit excludes amortisation of acquired intangibles and includes the adjusted profits from discontinued operations (excluding gains and losses on disposal). Statutory operating profit (from continuing operations) increased by £102m or 18% from £574m in 2007 to £676m in 2008. Statutory operating profit includes an increased charge for intangible amortisation but does not include the contribution from discontinued operations.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable, net finance income relating to post-retirement plans and certain foreign exchange gains and losses.

Net interest payable in 2008 was £89m, down from £95m in 2007. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from a fall in average US dollar and sterling interest rates during the year. Year on year, average three month LIBOR (weighted for the Group's net borrowings in US dollars and sterling at each year end) fell by 2.3% to 3.1%. This reduction in floating market interest rates was partially offset by higher fixed bond coupons prevailing at the time of our 2008 bond issue. The overall result was a decrease in the Group's average net interest rate payable by 1.4% to 5.9%. The Group's average net debt rose by £266m, largely as a result of the weakening of sterling relative to the US dollar, in which the majority of our debt is denominated.

Net finance income relating to post-retirement plans fell by £2m from £10m in 2007 to £8m in 2008. Exchange losses reported in adjusted earnings in 2008 of £7m related to the retranslation of foreign currency bank overdrafts. There were no material exchange differences on these accounts in 2007 but the weakness of sterling in the fourth quarter made this a more significant item in 2008.

Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not

be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2008 the total of these items excluded from adjusted earnings was a loss of £3m compared to a loss of £21m in 2007. The loss in 2007 mainly related to euro denominated debt held to hedge the receipt of proceeds from the sale of Les Echos.

Taxation
The effective tax rate on adjusted earnings in 2008 was 26.4% which was the same effective rate as that for 2007. Our overseas profits, which arise mainly in the US are largely subject to tax at higher rates than the UK corporation tax rate (an effective rate of 28.5% in 2008 compared to 30% in 2007). Higher tax rates were more than offset by amortisation-related tax deductions and releases from provisions reflecting continuing progress in agreeing our tax affairs with the authorities.

The reported tax charge on a statutory basis was £172m (29.4%) compared to a charge of £131m (28.0%) in 2007. The tax charge relating to the sale of the Data Management business in February 2008 is included in the loss on discontinued businesses. A charge arises on this disposal as although there is a book loss there is a gain for tax purposes. Tax paid in 2008 was £89m compared to £87m in 2007.

Discontinued operations
Discontinued operations in 2008 relates to the Data Management business that was sold on 22 February 2008. The Data Management business was reported as discontinued in the 2007 figures along with Government Solutions (sold February 2007), Datamark (acquired with eCollege and immediately sold in July 2007) and Les Echos (sold December 2007).

We received net cash proceeds of $211m on the sale of the Data Management business and realised a loss before tax of £53m mainly due to exchange. The tax charge on the sale is £37m.

Minority interests
Minority interests comprise mainly the 38% share of Interactive Data.

Dividends
The dividend accounted for in our 2008 financial statements totalling £257m represents the final dividend in respect of 2007 (20.5p) and the interim dividend for 2008 (11.8p). We are proposing a final dividend for 2008 of 22.0p, bringing the total paid and payable in respect of 2008 to 33.8p, a 7.0% increase on 2007. This final 2008 dividend was approved by the Board in February 2009, is subject to approval at the forthcoming AGM and will be charged against 2009 profits. For 2008 the dividend is covered 1.7 times by adjusted earnings.

Pensions
Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We also have some smaller defined benefit plans in the US and Canada. Outside the UK, most of our companies operate defined contribution plans. Our charge to profit in respect of worldwide pensions and post

retirement benefits amounted to £76m in 2008 (2007 : £61m) of which a charge of £84m (2007 : £71m) was reported in operating profit and the net finance benefit of £8m (2007 : £10m) was reported against net finance costs.

Voting Rights and Capital
02 March 2009

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 27 February 2009, the Company had 809,841,613 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (809,841,613) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Directors' Shareholding

04 March 2009

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Sitemap Legal Accessibility

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One third of the award will be based on Pearson's total shareholder return performance relative to the constituents of [illegible] World Media Index over the three-year period 2009 to 2012. Another third of the award will be based on Pearson's return on invested capital in 2011. The final third of the award will be based on Pearson's growth in earnings per share over the period 2008 to 2011. The conditions and vesting arrangements will be set out in more detail in the report on directors' remuneration for 2009.

4 March 2009

Pearson plc – Notification of Directors' Interests

Pearson today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("shares").

The company yesterday made a grant of restricted shares to executive directors under its existing Long-Term Incentive Plan. This represents the company's annual grant of long-term incentives to executive directors for 2009.

The earliest normal vesting date on which shares may be released is 3 March 2012. Subject to meeting certain performance conditions in full, and the retention of shares that vest on 3 March 2012 for a further two years, the maximum number of shares that the following executive directors may receive is: Marjorie Scardino (450,000); Will Ethridge (175,000); Rona Fairhead (150,000); Robin Freestone (150,000); and John Makinson (150,000).

One third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2009 to 2012. Another third of the award will be based on Pearson's return on invested capital in 2011. The final third of the award will be based on Pearson's growth in earnings per share over the period 2008 to 2011. The conditions and vesting arrangements will be set out in more detail in the report on directors' remuneration for 2009.